

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 12, 2007

<u>**Via U.S. Mail and Fax 7.495.787.2850**</u>
Alexander A. Lutsky
Chief Accountant (CFO)
14, 1st Tverskaya-Yamskaya Street
125047 Moscow
Russian Federation

 RE: **OPEN JOINT STOCK COMPANY LONG-DISTANCE AND**
 INTERNATIONAL TELECOMMUNICATIONS "ROSTELECOM"
 Form 20-F for Fiscal Year Ended December 31, 2005
 Filed June 30, 2006
 File number 1-14748

Dear Mr. Lutsky:

We have reviewed your supplemental response letter dated December 15, 2006 as well as your filing and have the following comments. As noted in our comment letter dated November 21, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>International Tariffs, page 47</u>

 1. We note from pages 48-51 and from the "International Calls" section of your website that you offer telecommunication services by which your customers can place international long-distance telephone calls from Russia to Iran and Syria. Iran and Syria are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. The Form 20-F does not include any information related to your business contacts with Iran and Syria. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Iran and Syria, whether through direct or indirect arrangements. Your response should describe any contacts, including any agreements or commercial arrangements, you may have with the governments of Iran and Syria or entities controlled by those governments.

2. Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

    We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business activities in, or other business contacts with, Iran and Syria.

    Your qualitative materiality analysis also should address whether, and the extent to which, the governments of Iran and Syria, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

3. We also note that you provide in the "References" section of your website a list of international city codes for countries including Cuba, North Korea, and Sudan. Those countries also are identified by the U.S. as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please clarify for us whether you provide your customers international long-distance telephone service to Cuba, North Korea, and Sudan. If you provide such service, please provide us with the same type of information and analysis regarding your contacts with those countries as we requested in comments 1 and 2 regarding your contacts with Iran and Syria.

Note 7. Impairment of property, plant and equipment, page F-29

4. Please refer to prior comment 2. In future filings, disclose that your have two cash-generating units and identify each cash-generating unit.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director